Exhibit 99.1

Alcon's Second Quarter Sales Rise 11.8 Percent

HUNENBERG, Switzerland – July 24, 2006 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,310.8 million for the second quarter of 2006, an increase of 11.8 percent over global sales in the second quarter of 2005. The fluctuations in foreign currencies did not have an impact on the growth rate of global sales in the quarter. Net earnings for the second quarter of 2006 increased 43.3 percent to $465.6 million, or $1.50 per share on a diluted basis, compared to $325.0 million, or $1.04 per share for the second quarter of 2005. Earnings in the second quarter of 2006 were positively impacted by the reduction of an accrued liability related to the settlement of several intellectual property lawsuits between Alcon and a competitor, Advanced Medical Optics, Inc. The after-tax impact of this non-cash reduction was $99.1 million, or $0.32 per share on a diluted basis. Net earnings in the second quarter of 2006 were also reduced by approximately $12.5 million, or $0.04 per share, due to the expensing of share-based compensation as a result of the implementation of Statement of Financial Accounting Standards (SFAS) 123(R). If SFAS 123(R) had been in effect in the second quarter of 2005, an after-tax charge of $0.03 per share would have been incurred in that quarter.

"This was an excellent quarter for Alcon as the continued execution of our operating strategy led to strong sales growth in all of our major product groups that translated to continued healthy earnings growth. We experienced global market share gains in key areas of our pharmaceutical business resulting in growth in the mid teens or higher in most of our key branded products. Our surgical business grew faster than the overall market on both a unit and dollar basis due to exceptionally strong IOL growth that further widened our leadership in this category. Finally, our consumer business saw dramatic increases in market share in the U.S. due to the continued success of the launch of **OPTI-FREE® RepleniSH™** multi-purpose disinfecting solution and the withdrawal of a competitive product from the market," said Cary Rayment, Alcon's chairman, president and chief executive officer.

Second Quarter Sales Highlights

Highlights of sales for the second quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2005.

➢ U.S. sales grew 16.0 percent to $690.1 million and International sales grew 7.6 percent to $620.7 million. Excluding the impact of foreign exchange fluctuations, International sales grew 7.4 percent. While price was neutral for the company as a whole, it had a negative impact on international sales.

- Pharmaceutical sales grew 11.3 percent to $559.5 million. On a constant currency basis, pharmaceutical sales grew 11.1 percent. Sales of glaucoma products increased 12.0 percent, due to growth in sales of **Travatan**® and **Azopt**® ophthalmic solutions which offset declines in older glaucoma products. On a global basis, **Travatan**® sales rose 19.8 percent due to share gains in the U.S. and other markets, while **Azopt**® sales increased 17.6 percent as it benefited from an increased appreciation of its efficacy as an adjunctive therapy with prostaglandin analogues, such as **Travatan**® solution. Sales of infection/inflammation products rose 15.4 percent as **Vigamox**® ophthalmic solution continued to gain market share in the U.S. Sales of **Nevanac**™ ophthalmic suspension, which was introduced in the third quarter of 2005, also contributed to the growth of this category. Sales of allergy products rose 1.2 percent as a decline in wholesaler inventories of **Patanol**® ophthalmic solution in the U.S. led to slower reported sales in the second quarter despite a strong spring allergy season. Otic product sales grew 20.0 percent, with **Ciprodex**® otic suspension continuing to gain market share in the U.S. during the heavy usage summer season.

- Surgical sales rose 8.9 percent to $567.4 million. On a constant currency basis, surgical sales rose 9.1 percent. Sales of intraocular lenses increased 16.7 percent to $205.5 million. In terms of units, the **AcrySof**® line of intraocular lenses grew 9.7 percent, well above the underlying market growth. Dollar growth in intraocular lenses was higher than unit growth because the company continued to be successful in migrating customers to higher performance products. Combined sales of **AcrySof**® **IQ** and **AcrySof**® **Natural** lenses gained 39.4 percent, partly due to receiving designation of the **AcrySof**® **IQ** lens as a new technology IOL under Medicare. In addition, sales of **AcrySof**® **ReSTOR**® lenses increased 252.9 percent to $26.7 million. Sales of cataract and vitreoretinal products rose 5.5 percent, with strong growth in the U.S. that was partially offset by relatively flat growth internationally. In the cataract area, the company shipped more than 400 **Infiniti**® vision systems in the second quarter, which represents more than a 30 percent increase in units compared to the second quarter of 2005 and over 60 percent compared to the first quarter of 2006. Growth came mostly from upgrades from older technology, but we also were successful in converting competitive systems to the **Infiniti**® system. On the vitreoretinal side, steady growth of disposable products and the continuing transition to higher value 25 gauge technologies offset a small decline in capital equipment. Refractive revenue declined 6.2% percent due to a decrease in procedure fees in the U.S.

- Consumer eye care sales increased 23.8 percent to $183.9 million, accounting for 14.0 percent of total sales. On a constant currency basis, consumer eye care sales rose 23.5 percent. Sales of contact lens disinfectants grew 38.1 percent due to the continued success of **OPTI-FREE**® **RepleniSH**® after it's launch and because **OPTI-FREE**® **RepleniSH**® and **OPTI-FREE**® *EXPRESS*® disinfecting solutions both benefited from the market withdrawal of a competitive product during the quarter. In the U.S., where the impact of this withdrawal has been the greatest, the company's disinfecting solution franchise has gained 9.2 share points in 2006 and now holds a 33.2 percent share of the total market. Sales of artificial tears were also strong, increasing 15.9 percent due to continued growth of **Systane**® lubricant eye drops on a global basis.

Second Quarter Earnings Details

Highlights of earnings for the second quarter of 2006 are provided below. Unless otherwise noted, all increases are versus the second quarter of 2005.

➢ Gross profit increased 11.4 percent, while gross profit margin declined 0.3 percentage points to 75.2 percent of sales. The decline was due to the impact of share-based compensation expenses, which totaled $3.6 million.

➢ Selling, general and administrative expenses as a percent of sales declined 9.0 percentage points to 20.2 percent, due to the recording of a $121.0 million non-cash reduction in litigation provisions related to the settlement of patent litigation with Advanced Medical Optics, Inc. SG&A expenses also included $ 9.6 million of share-based compensation that was not included in expenses in 2005. Research and development expenses as a percent of sales increased 0.9 percentage points to 9.5 percent of sales, due to expenses associated with outside collaboration agreements, other increases in project spending and $4.9 million of share-based compensation that was not included in last year's second quarter.

➢ Operating profits increased 37.2 percent to $575.8 million, or 43.9 percent of sales, primarily due to the $121.0 million non-cash reduction of earlier litigation provisions, offset by the inclusion of $18.1 million of share-based compensation expense.

➢ Net income rose 43.3 percent as a result of healthy sales growth, the positive after-tax effect of the legal settlement and a lower effective tax rate, which were partially offset by the unfavorable after-tax impact of share-based compensation of $12.5 million.

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities.

➢ Alcon announced a co-promotion agreement with Eli Lilly and Company on their pipeline product **Arxxant**[*] used to treat nonproliferative diabetic retinopathy. Under the terms of the agreement, Alcon will be primarily responsible for promoting **Arxxant*** to retinal specialists and general ophthalmologists if and when it is approved by the U.S. Food and Drug Administration (FDA).

➢ Alcon Japan launched both the **AcrySof**® **Natural** intraocular lens and the **AcrySert**® IOL insertion device in June 2006.

➢ The company commenced the limited launch of the **AcrySof**® **Toric** lens in the U.S. This lens is used to correct pre-existing astigmatism in cataract patients.

➢ The company commenced shipping the **LADAR6000**™ refractive laser in the U.S. following approval by the Food and Drug Administration in May, 2006. The FDA also granted the industry's broadest wavefront-guided hyperopic indication for Alcon's **CustomCornea**® procedure on both the **LADAR6000**™ and the **LADARVision**® **4000** system.

Financial Guidance

Alcon's current financial guidance for the full year 2006 and the factors impacting this guidance are provided below.

- ➢ Total sales are expected to be between $4,850 and $4,900 million.
- ➢ The company revised its guidance for sales of its **AcrySof® ReSTOR®** intraocular lenses to be at least $100 million.
- ➢ Diluted earnings per share are expected to be between $4.45 and $4.55, which includes the $0.32 per share positive impact of the litigation settlement in the second quarter and $0.17 per share negative impact of share-based compensation expense resulting from the adoption of SFAS 123(R).

Other Items

- ➢ The Centers for Medicare and Medicaid Services (CMS) designated the **AcrySof® IQ** intraocular lens (IOL) as belonging to the New Technology Intraocular Lens (NTIOL) classification of Reduced Spherical Aberration. This NTIOL designation was effective on May 19, 2006 and increases the Medicare payment to ambulatory surgery centers for cataract surgery by $50 when surgery is performed with an **AcrySof® IQ** intraocular lens.
- ➢ On May 19, 2006, Alcon paid a dividend of CHF1.68 per share to shareholders of record as of May 8, 2006. The U.S. dollar equivalent of this dividend was $1.38 per share and resulted in a total payout of $416.8 million to common shareholders.
- ➢ On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which were repurchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective July 24, 2006.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of $4.37 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of **Ciprodex®**, which is a registered trademark of property of Bayer AG and licensed to Alcon. **Vigamox®** is licensed to Alcon from Bayer AG.

* **Arxxant™** is a trademark of Eli Lilly and Company

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Sales	$ 1,310.8	$ 1,172.0	$ 2,467.9	$ 2,242.5
Cost of goods sold	325.3	287.7	613.5	576.3
Gross profit	985.5	884.3	1,854.4	1,666.2
Selling, general and administrative	264.8	341.8	651.5	678.3
Research and development	124.3	100.8	243.6	199.3
Amortization of intangibles	20.6	21.9	41.1	42.0
Operating income	575.8	419.8	918.2	746.6
Other income (expense):				
Gain (loss) from foreign currency, net	(7.5)	(0.6)	(9.4)	1.8
Interest income	20.2	12.5	39.0	20.6
Interest expense	(9.3)	(9.4)	(21.8)	(18.1)
Other, net	1.3	0.3	8.6	-
Earnings before income taxes	580.5	422.6	934.6	750.9
Income taxes	114.9	97.6	173.3	176.4
Net earnings	$ 465.6	$ 325.0	$ 761.3	$ 574.5
Basic earnings per common share	$ 1.52	$ 1.06	$ 2.49	$ 1.88
Diluted earnings per common share	$ 1.50	$ 1.04	$ 2.45	$ 1.85
Basic weighted average common shares	306,070,731	306,520,335	306,278,027	305,729,518
Diluted weighted average common shares	310,318,545	312,047,408	310,979,247	311,280,508

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended June 30,		%Change	Foreign Currency %Change	%Change in Constant Currency
	2006	**2005**			
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 347.9	$ 311.0	11.9%	- %	11.9%
Surgical	244.3	214.3	14.0	-	14.0
Consumer Eye Care	97.9	69.6	40.7	-	40.7
Total United States Sales	**690.1**	**594.9**	**16.0**	-	**16.0**
International:					
Pharmaceutical	211.6	191.6	10.4	0.6	9.8
Surgical	323.1	306.5	5.4	(0.3)	5.7
Consumer Eye Care	86.0	79.0	8.9	0.5	8.4
Total International Sales	**620.7**	**577.1**	**7.6**	**0.2**	**7.4**
Total Global Sales	**$ 1,310.8**	**$ 1,172.0**	**11.8%**	- %	**11.8%**
PRODUCT SALES					
Infection/inflammation	$ 198.4	$ 171.9	15.4%		
Glaucoma	174.9	156.2	12.0		
Allergy	137.0	135.4	1.2		
Otic	72.1	60.1	20.0		
Other pharmaceuticals/rebates	(22.9)	(21.0)	N/M		
Total Pharmaceutical	**559.5**	**502.6**	**11.3**	**0.2 %**	**11.1%**
Intraocular lenses	205.5	176.1	16.7		
Cataract/vitreoretinal	348.4	330.3	5.5		
Refractive	13.5	14.4	(6.2)		
Total Surgical	**567.4**	**520.8**	**8.9**	**(0.2)**	**9.1**
Contact lens disinfectants	101.2	73.3	38.1		
Artificial tears	50.4	43.5	15.9		
Other	32.3	31.8	1.6		
Total Consumer Eye Care	**183.9**	**148.6**	**23.8**	**0.3**	**23.5**
Total Global Sales	**$ 1,310.8**	**$ 1,172.0**	**11.8%**	- %	**11.8%**

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Six months ended June 30, | | | Foreign Currency | %Change in Constant |
	2006	2005	%Change	%Change	Currency
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 627.0	$ 563.6	11.2%	- %	11.2%
Surgical	467.8	411.7	13.6	-	13.6
Consumer Eye Care	172.0	140.8	22.2	-	22.2
Total United States Sales	**1,266.8**	**1,116.1**	**13.5**	-	**13.5**
International:					
Pharmaceutical	407.6	371.0	9.9	(1.4)	11.3
Surgical	624.8	597.4	4.6	(2.9)	7.5
Consumer Eye Care	168.7	158.0	6.8	(0.9)	7.7
Total International Sales	**1,201.1**	**1,126.4**	**6.6**	**(2.2)**	**8.8**
Total Global Sales	**$ 2,467.9**	**$ 2,242.5**	**10.1%**	**(1.0)%**	**11.1%**
PRODUCT SALES					
Infection/inflammation	$ 374.2	$ 334.1	12.0%		
Glaucoma	333.7	310.5	7.5		
Allergy	244.0	222.1	9.9		
Otic	118.5	103.1	14.9		
Other pharmaceuticals/rebates	(35.8)	(35.2)	N/M		
Total Pharmaceutical	**1,034.6**	**934.6**	**10.7**	**(0.6)%**	**11.3%**
Intraocular lenses	394.0	334.9	17.6		
Cataract/vitreoretinal	671.3	642.7	4.4		
Refractive	27.3	31.5	(13.3)		
Total Surgical	**1,092.6**	**1,009.1**	**8.3**	**(1.7)**	**10.0**
Contact lens disinfectants	178.9	149.1	20.0		
Artificial tears	100.5	87.2	15.3		
Other	61.3	62.5	(1.9)		
Total Consumer Eye Care	**340.7**	**298.8**	**14.0**	**(0.5)**	**14.5**
Total Global Sales	**$ 2,467.9**	**$ 2,242.5**	**10.1%**	**(1.0)%**	**11.1%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

		June 30, 2006		Dec. 31, 2005
Assets				
Current assets:				
Cash and cash equivalents	$	1,237.6	$	1,457.2
Short term investments		402.7		377.7
Trade receivables, net		901.2		725.4
Inventories		450.6		427.2
Deferred income tax assets		127.0		131.5
Other current assets		162.9		149.0
Total current assets		3,282.0		3,268.0
Long term investments		157.6		154.8
Property, plant and equipment, net		861.6		829.6
Intangible assets, net		252.8		293.7
Goodwill		552.1		550.0
Long term deferred income tax assets		110.7		77.5
Other assets		56.7		54.6
Total assets	$	5,273.5	$	5,228.2
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	154.2	$	156.0
Short term borrowings		845.9		1,021.5
Current maturities of long term debt		6.0		5.9
Other current liabilities		1,117.1		1,095.1
Total current liabilities		2,123.2		2,278.5
Long term debt, net of current maturities		50.9		56.0
Long term deferred income tax liabilities		16.0		15.8
Other long term liabilities		343.8		321.8
Contingencies				
Shareholders' equity:				
Common shares		43.6		43.4
Additional paid-in capital		930.9		806.3
Accumulated other comprehensive income		140.7		90.9
Retained earnings		2,626.1		2,282.3
Treasury shares, at cost		(1,001.7)		(666.8)
Total shareholders' equity		2,739.6		2,556.1
Total liabilities and shareholders' equity	$	5,273.5	$	5,228.2

Note: Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)

	Six months ended June 30,	
	2006	**2005**
Cash provided by operating activities:		
Net cash from operating activities	$ 747.7	$ 653.5
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(83.4)	(65.1)
Purchases of intangible assets	-	(2.8)
Net purchases of available-for-sale investments	(26.4)	(220.1)
Other	0.7	1.3
Net cash from investing activities	(109.1)	(286.7)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(186.4)	186.7
Repayment of long term debt	(5.4)	(4.8)
Dividends on common shares	(416.8)	(302.0)
Proceeds from exercise of stock options	50.1	119.8
Tax benefits from share-based payment arrangements	49.0	-
Acquisition of treasury shares	(361.5)	(200.5)
Net cash from financing activities	(871.0)	(200.8)
Effect of exchange rates on cash and cash equivalents	12.8	(48.8)
Net increase (decrease) in cash and cash equivalents	(219.6)	117.2
Cash and cash equivalents, beginning of period	1,457.2	1,093.4
Cash and cash equivalents, end of period	$ 1,237.6	$ 1,210.6
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 22.4	$ 18.8
Income taxes	$ 73.3	$ 74.6

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

__Doug MacHatton__
Vice President,
Investor Relations and Strategic Corporate Communications
817-551-8974
or
__Matthew Head__
Manager,
Investor Relations
817-551-8550
www.alconinc.com